Via EDGAR Submission

November 2, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	David DiGiacomo
Robyn Manuel

Re:	Varsity Group, Inc.
File No. 000-28977
Form 8-K Filed June 1, 2005

Ladies and Gentlemen:

Per your request, we are providing the following supplemental information as it relates to measurement tests for the significance test under Rule 3-05.

All amounts are expressed in thousands of dollars.

(1)	Investment Test. Varsity’s consolidated balance sheet for the year ended December 31, 2004 reflects total assets of $30,712, resulting in a 20% measurement threshold for Rule 3-05 purposes of $6,142.

In our letter dated June 29, 2005 we explained that Varsity’s investment in Campus Outfitters was less than the $6,142 and provided a schedule of the investment allocation.

(2)	Total Assets. Historical assets measurement. In response to your subsequent inquiry regarding a total asset comparison at year end, based upon the financial statements and tax returns provided by Campus Outfitters it reported $1,290 of total assets as of December 31, 2004.

(3)	Income from Continuing Operations. In our letter dated June 29, 2005 we noted that Varsity’s consolidated income from operations was $2,761 for the year ended December 31, 2004, resulting in a threshold for 3-05 purposes of $552. Based on the financial statements and tax returns provided by Campus Outfitters, its consolidated income from operations for the year ended December 31, 2004 was $111K. Pre tax income, which included $70K of interest expense, was $41K for the year ended December 31, 2004.

Securities and Exchange Commission

Consistent with our comments above and earlier correspondence, Varsity has concluded that the transaction does not meet any of the thresholds contained in Rule 3-05 and, accordingly, historical financial statements and pro forma financial statements are not required.

Should the Staff have any further questions or comments regarding this matter, please call me directly at (202) 349-1212.

Regards,

Jack Benson

Chief Financial Officer